Glen Y. Sato (650) 843-5502 gsato@cooley.com

December 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

RE:	Dynavax Technologies Corporation
Preliminary Proxy Statement
Filed November 19, 2009
File No. 001-34207

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of Dynavax Technologies Corporation (referred to herein as “Dynavax” or the “Company”) in response to clarifying comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on December 2, 2009 (“Comment Call”) in connection with our original response letter dated November 30, 2009 with respect to the Company’s Preliminary Proxy Statement filed with the Commission on November 19, 2009 (File No. 001-34207).

In the Comment Call, Laura Crotty and Suzanne Hays, Legal Branch Chief of the Commission, directed the Company to provide the information required by Item 14(c)(2) of Schedule 14A, which requires information to be furnished under Form S-4 Part C, Item 17(b)(3) and 17(b)(5) to the extent material to a voting decision by the Company’s stockholders.

The Company intends to file with the Commission and distribute a definitive proxy statement (the “Proxy Statement”) to solicit the consent of its stockholders to approve the issuance of shares of Dynavax common stock in connection with the exercise of the Company’s option to acquire all of the capital stock of Symphony Dynamo, Inc. (“Symphony Dynamo”) with the additional information specified in the Comment Call as described below.

Form S-4 Item 17(b)(3) cross-references the information required by Item 301 of Regulation S-K, selected financial data. This information will be included in the Proxy Statement.

Form S-4 Item 17(b)(5) cross-references the information required by Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations. Symphony Dynamo’s business consists entirely of holding intellectual property licenses previously granted to Symphony Dynamo by the Company and the financial statements consist solely of the costs and expenses incurred by the Company with respect to such licensed programs described by the Company in its financial statements.

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Securities and Exchange Commission

December 2, 2009

Page Two

The Company does not believe that management discussion and analysis for Symphony Dynamo is material to understanding the financial information presented.

COMPANY ACKNOWLEDGEMENT

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADDITIONAL INFORMATION

To remain consistent with the anticipated timeline for the closing of the transaction, the Company wishes to file the Proxy Statement on or prior to Thursday, December 3, 2009. Accordingly, we respectfully request that you provide your response to this letter in an expedited manner and, if possible, by Thursday, December 3, 2009.

Please feel free to contact me at (650) 843-5502 if you would like to discuss any of the matters referred to in this letter.

Respectfully submitted,

Cooley Godward Kronish LLP

By:	/s/ Glen Y. Sato

Glen Y. Sato

cc:	Michael Ostrach, Esq. Vice President, Chief Business Officer and General Counsel, Dynavax Technologies Corporation (w/o enclosures)

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com